Christopher A. Butner	Corporate Governance
Asst. Secretary,	Chevron Corporation
Corporate Governance	6001 Bollinger Canyon Rd.
Legal	T3180
San Ramon, CA 94583
Tel 925-842-2796
Fax 925-842-2846

December 20, 2007
Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re:	Chevron Corporation Definitive Proxy Statement on Schedule 14A (“2007 Proxy Statement”) Filed March 19, 2007 File No. 001-00368
Dear Ms. Moncada-Terry:

We have received your letter dated December 6, 2007 regarding Chevron’s 2007 Proxy Statement. Your letter requested a response by December 20, 2007. This letter confirms that the response date has been extended to no later than February 4, 2008. Thank you for your consideration, and please contact me at (925) 842-2796 if you have any questions.
Sincerely yours,
/S/ CHRISTOPHER A. BUTNER
Christopher A. Butner

cc:	Charles A. James Lydia I. Beebe